WISeKey International Holding Ltd Announces Agenda Items to be Approved by Shareholders at its 2025 Annual General Meeting Scheduled for June 19, 2025

Zug, Switzerland, May 20, 2025 – Ad-Hoc announcement pursuant to Art. 53 of SIX Listing Rules – WISeKey International Holding Ltd. (“WISeKey” or the “Company”) (SIX: WIHN, NASDAQ: WKEY), a leading global cybersecurity and IoT company, announced today that the Board of Directors has submitted its proposals for shareholder approval at the 2025 Annual General Meeting of Shareholders (“AGM“). The 2025 AGM will be held at 2:00 p.m. CEST on Thursday, June 19, 2025 at the offices of Homburger AG, Prime Tower, Hardstrasse 201, 8005 Zurich, Switzerland.

Key items that the Board of Directors recommends shareholders to approve include, among other things:

•	Approval of the Annual Report 2024, including the audited consolidated and statutory financial statements;
•	Discharge of the Board and Executive Management for their activities during the financial year ended December 31, 2024;

•         Increase of the capital band

o	Amendment of Article 4a of the Articles of Association to increase the upper limit of the capital band from CHF 585,875.16 to CHF 636,095.10, thereby authorizing the Board of Directors to increase the share capital within a revised band of CHF 391,700.96 to CHF 636,095.10;
•	Increase of the conditional share capital:
o	Amendment of Article 4b letter a of the Articles of Association to increase the Company’s conditional share capital for convertible and similar financial instruments from CHF 31,917.40 (319,174 Class B Shares) to CHF 168,031.70 (1,680,317 Class B Shares);
o	Amendment of Article 4b letter b of the Articles of Association to increase the conditional share capital for share-based compensation plans from 176,430 Class B Shares to 400,000 Class B Shares;
•	Re-election of all eight current members of the Board of Directors for a term extending until the conclusion of the next AGM;
•	Re-election of the Nomination & Compensation Committee; and,
•	Re-election of the statutory auditor and the Independent Proxy.

Shareholders may attend the AGM in person at the venue. Shareholders may also exercise their voting rights by giving electronic or written voting instructions to the independent voting rights representative, as further described in the Company’s invitation to the 2025 AGM published on the date of this press release, or by giving proxy to a representative.

About WISeKey

WISeKey International Holding Ltd (“WISeKey”, SIX: WIHN; Nasdaq: WKEY) is a global leader in cybersecurity, digital identity, and IoT solutions platform. It operates as a Swiss-based holding company through several operational subsidiaries, each dedicated to specific aspects of its technology portfolio. The subsidiaries include (i) SEALSQ Corp (Nasdaq: LAES), which focuses on semiconductors, PKI, and post-quantum technology products, (ii) WISeKey SA which specializes in RoT and PKI solutions for secure authentication and identification in IoT, Blockchain, and AI, (iii) WISeSat AG which focuses on space technology for secure satellite communication, specifically for IoT applications, (iv) WISe.ART Corp which focuses on trusted blockchain NFTs and operates the WISe.ART marketplace for secure NFT transactions, and (v) SEALCOIN AG which focuses on decentralized physical internet with DePIN technology and house the development of the SEALCOIN platform.

Each subsidiary contributes to WISeKey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeKey platform. WISeKey secures digital identity ecosystems for individuals and objects using Blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeKey plays a vital role in securing the Internet of Everything. The company’s semiconductors generate valuable Big Data that, when analyzed with AI, enable predictive equipment failure prevention. Trusted by the OISTE/WISeKey cryptographic Root of Trust, WISeKey provides secure authentication and identification for IoT, Blockchain, and AI applications. The WISeKey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeKey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

Disclaimer
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FinSa's predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@theequitygroup.com